Mail Stop 0308

      May 23, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Alan Gelband
Chief Executive Officer
Trueyou.com, Inc.
750 Third Avenue, Suite 1600
New York, New York 10017

      Re:	Trueyou.com, Inc.
      Amendment No. 2 to Form 10-SB Registration Statement
      File No. 0-51158
      Filed on May 17, 2005

Dear Mr. Gelband:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Competition, page 5
1. We reissue our prior comment 5. Of the competitors you name, it appears that each is much larger than you. It is inappropriate for you to state that you compete with these companies because their resources and reach are much greater than yours. Therefore, please disclose the names of your competitors who are approximately the same size as you. Also, please disclose your competitive position by directly comparing your size with any competitor that you name. See
Item 101(b)(4) of Regulation S-B.

Item 5, Directors and Executive Officers, Promoters and Control
Persons, page 21
2. We note your response to our prior comment 9. Please disclose that following Mr. Gelband`s and Mr. Bieler`s initial directorship election, neither individual has sat for reelection, and neither individual will sit for reelection until your next annual meeting. Also, please disclose when your last annual meeting was held that allowed your shareholders to vote for directors. Further, please disclose when you plan to have your next annual meeting to allow your shareholders to elect directors.

*	*	*	*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Robert Burnett, Staff Accountant, at (202)
942-
1809, or Michael Moran, Accounting Branch Chief, at (202) 942-
2823,
if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff
Attorney,
at (202) 824-5505 or me at (202) 942-1900 with any other
questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Louis A. Bevilacqua, Esq.
      Thelen Reid & Priest LLP
	Via Fax: (202) 654-1804

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Mr. Alan Gelband
Trueyou.com, Inc.
May 23, 2005
Page 1